AnorMED Inc.
200 — 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com
NEWS RELEASE
ANORMED HAS DETERMINED GENZYME’S OFFER IS A ‘SUPERIOR PROPOSAL’
Millennium has the right to match Genzyme’s ‘superior proposal’

For Immediate Release:	October 11, 2006
Vancouver, British Columbia — AnorMED Inc. (“AnorMED” or “the Company”) (NASDAQ:ANOR; TSX:AOM) announced that it today received an irrevocable offer from Genzyme Corporation (NASDAQ:GENZ) and its wholly owned subsidiary, Dematal Corp., to enter into the agreed upon form of support agreement whereby Dematal will, subject to certain conditions, amend its tender offer to acquire all of the outstanding shares of AnorMED by, among other things:
•	increasing the price offered from US$8.55 per share to US$13.50 per share; and

•	extending the expiry date to November 1, 2006.
Genzyme and Dematal have agreed to enter into the support agreement prior to the earlier of (i) 5:30 p.m. (Boston time) on October 17, 2006 and (ii) 12 hours following the termination of AnorMED’s support agreement with Millennium Pharmaceuticals, Inc. (NASDAQ: MLNM). This obligation is conditional upon the prior satisfaction of certain conditions, including: AnorMED not being in breach of any of the covenants, representations and warranties in the support agreement, no material adverse change (as defined) having occurred, and shareholder support agreements having been entered into with Kenneth Galbraith, the Chairman and Interim Chief Executive Officer of AnorMED and the Baker Bros. affiliates.
“Our Board of Directors, in consultation with its Strategic Initiatives Committee and the advice of our financial and legal advisors, and in accordance with our support agreement with Millennium, has determined that Genzyme’s and Dematal’s proposal is a superior proposal”, said Kenneth Galbraith, AnorMED’s Chairman of the Board and Interim CEO. “Millennium now has three days to determine whether or not to match or exceed the Genzyme proposal. If they match or exceed the proposal, we will support Millennium’s revised offer. If Millennium decides not to match Genzyme’s proposal, then our Board will enter into the proposed form of support agreement negotiated with Genzyme.”
Under the terms of the support agreement with Millennium, AnorMED may withdraw, modify or change its support regarding Millennium’s October 5, 2006 tender offer of US$12.00 per share in cash, or approve, recommend or enter into an agreement in respect of a superior proposal, only if AnorMED’s Board of Directors receives a superior proposal prior to the expiry of the Millennium tender offer. Millennium has the right to match any such superior proposal made by another bidder. If AnorMED’s Board of Directors accepts a superior proposal after Millennium decides not to match such a proposal, Millennium may be entitled to a payment of US$19.5 million from AnorMED.
AnorMED has notified Millennium of its Board’s determination that Genzyme’s and Dematal’s offer is a superior proposal. AnorMED has given Millennium three business days’ advance notice as required pursuant the terms of the support agreement prior to the taking of any action by AnorMED’s Board of Directors to withdraw, modify or change its recommendation regarding Millennium’s tender offer and to approve or recommend or enter into an agreement in respect of Genzyme’s and Dematal’s offer. Millennium has until such time to make adjustments to the terms and conditions of its support agreement with AnorMED and to its tender offer to enable Millennium to proceed with its tender offer. AnorMED’s Board of Directors is required to review any proposal by Millennium to amend its tender offer in order to determine, after receiving the advice of its financial and outside legal advisors, whether Millennium’s proposal to amend its offer would result in Genzyme’s proposal no longer being a superior proposal.
On September 5, 2006, AnorMED filed with the United States and Canadian securities regulatory authorities a Directors’ Circular and Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in which AnorMED’s Board of Directors recommended that shareholders reject the September 1, 2006 unsolicited offer from Dematal Corp., a wholly-owned subsidiary of Genzyme Corporation. On October 5, 2006, AnorMED filed with the United States and Canadian securities regulatory authorities a Directors’ Circular and Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in which AnorMED’s Board of Directors recommended that shareholders accept the October 5, 2006 offer from Sidney Acquisitions ULC, an indirect wholly-owned subsidiary of Millennium Pharmaceuticals, Inc. These Directors’ Circulars describe the reasons for the Board’s recommendation that shareholders reject the Genzyme Offer and accept the

2006-10-11 Response to Genzyme Proposal
Millennium Offer. Investors and shareholders are strongly advised to read the Directors’ Circulars and Tender Offer Solicitation/Recommendation Statements on Schedule 14D-9, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circulars at www.sedar.com and the Tender Offer Solicitation/Recommendation Statements on Schedule 14D-9 from the SEC website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to AnorMED’s Secretary at Suite 200 — 20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5; telephone (604) 530-1057. Other reports filed by or furnished by AnorMED to the SEC and applicable securities commissions in Canada may also be obtained free of charge at www.sec.gov, www.sedar.com or from AnorMED’s Secretary. More information about AnorMED is available online at www.anormed.com. YOU SHOULD READ THE DIRECTORS’ CIRCULARS OR TENDER OFFER SOLICITATION/RECOMMENDATION STATEMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE GENZYME OFFER AND MILLENNIUM OFFER.
About AnorMED Inc.
AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, oncology and HIV, based on the Company’s research into chemokine receptors.
The Company’s product pipeline includes MOZOBIL, currently in pivotal Phase III studies in cancer patients undergoing stem cell transplants; AMD070, currently in proof of principle Phase I/II studies in HIV patients; and several novel classes of compounds in pre-clinical development that target specific chemokine receptors known to be involved in a variety of diseases.
FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding the Company’s strategy, future operations, timing and completion of clinical trials, prospects and plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.
Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements about: a potential increase in Genzyme’s offer to acquire all outstanding shares of AnorMED for US $13.50 per share in cash, contingent upon AnorMED executing a support agreement with Genzyme; AnorMED’s expectation that Millennium may have the right to match a superior proposal made by another bidder; AnorMED’s Board’s expectation that it can withdraw, modify or change its support regarding the Millennium tender offer if the Board receives a competing superior proposal prior to the expiry of the Millennium tender offer; AnorMED’s expectation that Millennium may be entitled to payment of US$19.5 million from AnorMED if AnorMED’s Board accepts a superior proposal that Millennium decides not to match; AnorMED’s plans to file a NDA for marketing approval with the U.S. FDA in the second half of 2007, and with Canadian and European regulators in 2008; AnorMED’s expectation that it will initiate clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients; and AnorMED’s expectation that it can clinically develop its second product, AMD070, now in Phase I/II clinical trials in HIV patients.
With respect to the forward-looking statements contained in this news release, the Company has made numerous assumptions regarding, among other things: Genzyme’s ability to increase its offer to acquire all outstanding shares of AnorMED for US $13.50 per share in cash; Millennium’s ability to match a superior proposal made by another bidder; AnorMED’s Board’s ability to withdraw, modify or change its support regarding the Millennium tender offer if the Board receives a competing superior proposal prior to the expiry of the Millennium tender offer; AnorMED’s ability to pay Millennium US$19.5 million if AnorMED’s Board accepts a superior proposal that Millennium decides not to match; Genzyme’s ability to revise its offer to meet the requirements of a competing superior proposal as specified in the support agreement entered into between AnorMED and Millennium; AnorMED’s ability to file a NDA for marketing approval with the U.S. FDA in the second half of 2007, and with Canadian and European regulators in 2008; AnorMED’s ability to initiate its clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients; and AnorMED’s ability to clinically develop its second product, AMD070, now in Phase I/II clinical trials in HIV patients. The foregoing list of assumptions is not exhaustive.

2006-10-11 Response to Genzyme Proposal
Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: Genzyme may not have the ability to increase its offer to acquire all outstanding shares of AnorMED for US $13.50 per share in cash; Millennium may not have the ability to match a superior proposal made by another bidder; AnorMED’s Board may withdraw, modify or change its support regarding the Millennium tender offer if the Board receives a competing superior proposal prior to the expiry of the Millennium tender offer; AnorMED’s Board may not receive a superior competing proposal prior to the expiry of a Millennium tender offer; there can be no assurance that the Genzyme proposal will lead to a definitive agreement with respect to the making of a superior proposal by Genzyme to shareholders; AnorMED may not have the ability to pay Millennium US$19.5 million if AnorMED’s Board accepts a superior proposal that Millennium decides not to match; AnorMED may not have the ability to file a NDA for marketing approval with the U.S. FDA in the second half of 2007, and with Canadian and European regulators in 2008; AnorMED may not have the ability to initiate its clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients; AnorMED may not have the ability to clinically develop its second product, AMD070, now in Phase I/II clinical trials in HIV patients; AnorMED may not be able to develop and obtain regulatory approval for MOZOBIL in stem cell transplant indications and any future product candidates in its targeted indications; AnorMED may not be able to establish marketing and sales capabilities for launching MOZOBIL in stem cell transplant indications; the costs of any future products in AnorMED’s targeted indications may be greater than anticipated; AnorMED relies on third parties for the continued supply and manufacture of MOZOBIL; AnorMED may face unknown risks related to intellectual property matters; and AnorMED may face competition from other pharmaceutical or biotechnology companies.
Although we have attempted to identify the forward-looking statements, the underlying assumptions, and the risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements. In addition to the forward-looking statements and associated risks set out in this news release, investors and shareholders are strongly advised to refer to the additional assumptions and risks set out in the section entitled “CAUTION REGARDING FORWARD-LOOKING STATEMENTS” in the Company’s Directors’ Circular dated September 5, 2006, available free of charge at www.sedar.com or from AnorMED’s Secretary. We undertake no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, after the date hereof, except as may be required by law.
For further information:
Company Contact: Kenneth Galbraith, Chairman and Interim CEO, Tel: 604-889-5320 or Kim Nelson, Ph.D., Manager, Investor Relations, Tel: 604-532-4654, Email: knelson@anormed.com
Media Contact: Karen Cook, James Hoggan & Associates, Tel: 604-742-4252 or 739-7500, Email: kcook@hoggan.com or Shafiq Jamal, Tel: 604-742-4269, Email: sjamal@hoggan.com.